Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

November 12, 2013

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced the unaudited interim consolidated financial results for the Company for the third quarter ending September 30, 2013.

Item 5.Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

November 12, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	November 12, 2013
Frankfurt – FMV

First Majestic Reports Third Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results for the Company for the third quarter ending September 30, 2013. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2013 THIRD QUARTER HIGHLIGHTS

  Silver equivalent ounces produced increased by 38% to 3,370,457 ounces compared to 2,438,085 ounces in Q3 2012.
  Silver ounces produced increased by 22% to 2,689,237 ounces compared to 2,205,237 ounces in Q3 2012.
  Net Earnings after Taxes amounted to $16.3 million or a Basic $0.14 Earnings Per Share.
  Adjusted Earnings Per Share (non-GAAP) of $0.22 after excluding non-cash and non-recurring items.
  Cash Flow Per Share (non-GAAP) of $0.32, representing a 2% increase from Q3 2012.
  Generated Revenues of $76.9 million, a 21% increase compared to Q3 2012 primarily due to an increase in silver equivalent ounces sold.
  Mine Operating Earnings amounted to $29.2 million, a decrease of 19% from Q3 2012, primarily due to a 29% decrease in the average realized silver price per ounce.
  Total Cash Cost, net of by-product credits, was $8.84 per ounce, down 6% from $9.43 compared to Q2 2013 and down 4% compared to Q3 2012.
  Average realized silver price per ounce was $21.58, a decrease of 29% compared to Q3 2012.
  At the end of the quarter, Cash and Cash Equivalents was $67.5 million and Working Capital was $69.6 million.

Keith Neumeyer, CEO and President of First Majestic, stated, “Management’s focus for this quarter has been on cost reductions and capital program reductions. This initiative, which began in April has resulted in two back to back quarters of total cash cost reductions. In addition, costs at the corporate level have also declined 11% compared to the previous quarter. As we can’t count on an improved environment in the short term for silver prices, management has little choice other than to cut further. Our focus for 2014 will be to optimize operations, to continually reduce costs, and remove all discretionary investments that don’t have major impacts on future guidance. As a result, we expect to see continued improvements in our cost structures over the coming quarters.”

2013 THIRD QUARTER HIGHLIGHTS TABLE

	Third Quarter	Third Quarter		Second Quarter		Year to Date	Year to Date
	2013	2012	Change	2013	Change	2013	2012	Change
Operating
Silver Equivalent Ounces Produced	3,370,457	2,438,085	38%	3,268,117	3%	9,370,366	6,547,526	43%
Silver Ounces Produced (excluding equivalent ounces from by-products)	2,689,237	2,205,237	22%	2,767,966	(3%)	7,894,867	5,949,288	33%
Payable Silver Ounces Produced(1)	2,609,903	2,127,056	23%	2,689,222	(3%)	7,523,944	5,781,348	30%
Total Cash Costs per Ounce(2)	$8.84	$9.19	(4%)	$9.43	(6%)	$9.23	$9.02	2%
Total Production Cost per Tonne(2)	$43.49	$30.05	45%	$39.57	10%	$38.17	$28.77	33%
Average Realized Silver Price Per Ounce ($/eq. oz.)(2)	$21.58	$30.48	(29%)	$22.19	(3%)	$23.98	$30.59	(22%)
Financial
Revenues ($ millions)	$76.9	$63.6	21%	$48.4	59%	$192.3	$176.2	9%
Mine Operating Earnings ($ millions)	$29.2	$35.8	(19%)	$14.3	104%	$78.1	$102.6	(24%)
Net Earnings ($ millions)	$16.3	$24.9	(34%)	$0.2	10100%	$43.0	$66.5	(35%)
Operating Cash Flows Before Movements in Working Capital and Income Taxes ($ millions)	$37.2	$35.9	4%	$34.8	7%	$116.9	$103.6	13%
Cash and Cash Equivalents ($ millions)	$67.5	$72.8	(7%)	$78.9	(14%)	$67.5	$72.8	(7%)
Working Capital ($ millions)	$69.6	$84.0	(17%)	$80.4	(13%)	$69.6	$84.0	(17%)
Shareholders
Earnings Per Share ("EPS") - Basic	$0.14	$0.22	(35%)	$0.00	10102%	$0.37	$0.61	(40%)
Cash Flow Per Share(2)	$0.32	$0.31	2%	$0.30	6%	$1.00	$0.95	5%
Weighted Average Shares Outstanding for the Periods	116,903,753	115,307,418	1%	116,921,685	(0%)	116,906,807	108,872,377	7%

(1)	Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2)

The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Realized Silver Price per Ounce and Cash Flow Per Share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

FINANCIAL HIGHLIGHTS

  Net earnings for the third quarter of 2013 were $16.3 million (EPS of $0.14), compared to net earnings of $0.2 million (EPS of $nil) in the second quarter of 2013 and net earnings of $24.9 million (EPS of $0.22) in the third quarter of 2012. Net earnings in the third quarter includes the sales of approximately 650,000 ounces of silver that were held in inventories at the end of the second quarter.

  Adjusted EPS (a non-GAAP measure) for the third quarter of 2013 was $0.22, after excluding non-cash and non-recurring items, such as deferred income taxes, share-based payments, write-down on marketable securities, gains from investment in silver futures and fair value adjustment of the prepayment facility.

  Generated revenues of $76.9 million for the third quarter of 2013, an increase of 59% compared to the second quarter of 2013. Higher revenues were primarily due to an increase in payable equivalent silver ounces sold, which included suspended sales from the second quarter that were sold in the third quarter. This was partially offset by a 3% decrease in average realized silver price per ounce in the quarter. Compared to the third quarter of 2012, revenues increased by 21% due to a 75% increase in silver equivalent ounces sold, offset by a 29% decrease in average realized price per ounce.

  Recognized mine operating earnings of $29.2 million compared to $14.3 million in the previous quarter and $35.8 million in the third quarter of 2012. The increase in mine operating earnings compared to the second quarter of 2013 was attributed to the sale of the finished goods inventories that were built up at the end of the second quarter, and a 3% increase in production, but offset by higher depletion, depreciation and amortization related to the increased production rates and the addition of plant, equipment and mineral properties related to San Martin and Del Toro mines.

  Cash flows from operations before movements in working capital and income taxes (an additional GAAP measure) in the third quarter of 2013 increased by 7% to $37.2 million ($0.32 per share) compared to $34.8 million ($0.30 per share) in the second quarter of 2013, and increased by 4% compared to $35.9 million ($0.31 per share) in the third quarter of 2012. The increase in cash flows from operations compared to the previous quarter was attributed to higher gross margin as a result of the second quarters suspended sales of approximately 700,000 ounces of silver, 650,000 ounces of which were sold in the third quarter and higher mine operating earnings.

MEXICO TAX REFORM

On September 8, 2013, the Executive Branch of the Mexican government presented its 2014 Tax Reform bill to Congress with a proposed effective date of January 1, 2014. On October 18, 2013, the Chamber of Deputies (Lower House of Congress) approved the bill with certain amendments. On October 29, 2013, the Tax Commission of the Senate (Upper House of Congress) approved the tax reform bill and on October 31, 2013, the Mexican Congress approved the 2014 Mexican tax reform package. The reforms will be published in the Mexican Official Gazette and will have legal force in January 2014.

There are a number of significant changes in the Mexican Tax Reform package that will impact the Company effective January 1, 2014. Specifically, a 7.5% royalty calculated based on earnings before interest, taxes, depreciation and amortization will be imposed. In addition, a 0.5% additional royalty calculated based on revenues will be levied. Further, the planned corporate tax rate reductions to 29% in 2014 and 28% thereafter have been repealed and the corporate tax rate will remain at 30%. In addition, a 10% withholding tax on dividend distributions has been introduced but will not supercede treaty rates. These Mexican Tax Reform changes to the Federal Tax Code are significant and, are expected to increase the Company’s tax burden in Mexico and significantly impact management’s capital investment decisions going forward. The Company is in the process of evaluating and quantifying this impact and will make further announcements in its 2014 Outlook scheduled for release in early January.

OPERATIONAL RESULTS

Silver equivalent production in the third quarter increased to a record 3,370,457 ounces, an increase of 3% compared to 3,268,117 ounces in the previous quarter. The new Del Toro Silver Mine contributed 567,723 ounces of production in the third quarter, an increase of 14% compared to 499,357 ounces in the previous quarter. Compared to the same quarter of the prior year, silver equivalent production increased by 38% primarily attributed to additional production from Del Toro, improved head grade and tonnage milled at La Parrilla and San Martin, and the plant expansion at La Guitarra from 350 tonnes per day (“ tpd”) to the current 500 tpd.

The overall average head grade for the third quarter of 2013 was 202 grams per tonne (“g/t”), a 21% increase compared to 167 g/t in the third quarter of 2012 and 1% increase compared to 201 g/t in the second quarter of 2013. The increase from the same quarter of the prior year was primarily attributed to 33% increase in head grades from La Encantada due to a higher proportion of fresh ore being processed, 23% higher grades from San Martin as the mine began extracting ore from the Rosario mine during the quarter, 12% higher grades from La Parrilla, offset by 40% lower head grade from the La Guitarra mine as production ore came from areas within the La Guitarra vein which contained higher gold grades in conjunction with lower silver grades.

Total ore processed during the third quarter amounted to 641,345 tonnes milled, representing a slight decrease of 4% over the previous quarter due to the effects of two major hurricanes which struck Mexico during the quarter combined with a break-down of the third ball mill at the La Encantada mine, which has since been repaired.

CASH COSTS

Cash costs per ounce in the third quarter was $8.84, a decrease of 6% from $9.43 in the previous quarter and a decrease of 4% compared to $9.19 in the third quarter of 2012. The decrease in cash cost compared to the same quarter of the prior year was primarily attributed to an increase in by-product credits. By-product credits increased due to the additional production from the new Del Toro flotation plant, an increase in lead and zinc production from the La Parrilla flotation plant, as well as higher gold production from the La Guitarra and San Martin mines.

Production cost was $43.49 per tonne in the third quarter, an increase of 10% from $39.57 in the previous quarter. Compared to the third quarter of 2012, production cost per tonne increased from $30.05, or 45%, primarily due to higher production costs per tonne at the Del Toro mine and the proportional increase of fresh mine ore being mined versus old tailings at the La Encantada mine.

MINE OPERATIONS

La Parrilla Silver Mine

Total production at the La Parrilla mine was 1,208,635 equivalent ounces of silver in the third quarter of 2013, which was an increase of 27% compared to 952,819 equivalent ounces in the second quarter of 2013 due to an increase in grade and recoveries of lead and zinc, and an increase of 42% compared to the third quarter of 2012, due to 12% increase in head grades and 8% increase in tonnage processed.

Cash costs per ounce decreased by 29% from $9.20 in the second quarter to $6.54 in the third quarter. The decrease is cash cost were a result of higher silver grades, improved recoveries and an increase in by-product production.

The Company continued a reduced pace of construction for the extensive underground ore haulage at Level 11. The new San José production shaft has proceeded to 25 metres below the surface from the head of the shaft with a cost of $0.4 million in the third quarter. Also, a total of $0.5 million was spent on underground Level 11 with 286 metres developed during the quarter. This new haulage and underground electric rail system will consist of 5,000 metres of development and a 260 vertical metre shaft replacing the current less efficient above-ground system of trucking ore to the mill. Once completed, this investment is expected to improve ore logistics, ultimately reducing overall operating costs and thereby delivering operational efficiencies.

Del Toro Silver Mine

Phase 2 construction of the Del Toro Silver Mine, which includes the addition of a 1,000 tpd cyanidation circuit, is now completed and commissioning began on October 20th, bringing the total production capacity to 2,000 tpd. The first production of silver doré bars is planned for November 20, 2013.

Total production at Del Toro was 567,723 equivalent ounces of silver in the third quarter, which was an increase of 14% compared to 499,357 equivalent ounces in the second quarter of 2013. Mill throughput during the third quarter, calculated based on 73 actual operating days instead of the planned 84 days due to delays from cyanidation construction interference, was 1,061 tpd with head grades of 244 g/t silver, 4.3% lead and 2.8% zinc compared to 216 g/t silver, 3.4% lead and 3.3% zinc in the second quarter. Silver recoveries averaged 69% during the third quarter compared to 72% in the previous quarter due to a variation in the ore feed from a transition zone between oxides and sulfides. Further testing is underway at the Company’s central lab with the objective of improving overall metallurgical recoveries, however, once the new cyanidation circuit is operational, some of these ores will be processed through this new circuit.

Cash cost per ounce for the third quarter was $9.29, an increase of $1.09 compared to $8.20 in the previous quarter. The increase in cash cost per ounce is primarily attributed to operating days lost due to the construction overlapping, heavy rainfalls in the area during the quarter, and some inefficiencies related to early stage operations. Cash cost per ounce is expected to decline in the fourth quarter as operations get more routine and efficient and as ramping up of oxide production begins in the cyanidation processing plant.

To conserve capital in a reduced silver price environment, management is altering its capital investment and production plan for the Del Toro mine. With some minor plant and process modifications, the Company is planning to accelerate the ramp up of the cyanidation circuit to 2,000 tpd by January 2014, and further ramping up to 2,250 tpd by the end of 2014; however, the Company will be reducing the flotation circuit production plan from 1,000 tpd to approximately 550 tpd during 2014. Capital investments will be delayed for the installation of one of the two SAG mills and the completion of the San Juan shaft. Despite the delay of these investments, the Del Toro plant will be capable of ramping up production to 3,000 tpd during 2014 once the first SAG Mill is installed. Further details will be released with the Company’s 2014 guidance outlook in January.

La Encantada Silver Mine

A total of 931,027 equivalent ounces of silver were produced by the La Encantada plant during the third quarter of 2013. Production in the third quarter of 2013 decreased 18% compared to the 1,132,399 equivalent ounces of silver produced in the second quarter of 2013 and 15% compared to the 1,090,966 equivalent ounces of silver produced in the third quarter of 2012. The decrease in production during the third quarter was attributed to the breakdown that occurred in the gear and motor at ball mill #1, resulting in the ball mill to remain offline for a period of 6 weeks. The Company also used this repair period to do a complete overhaul of the ball mill and its foundation in order to have a more reliable operation in the future. Ball mill #1 is now fully operational and fresh ore tonnage and silver grades returned to normal levels.

Due to the reduction in quarterly production ounces, cash cost per ounce increased by 21% from $8.85 in the second quarter to $10.70 in the current quarter. The increase in cash cost per ounce was attributed to a 19% decrease in ounces produced in the third quarter, as operating costs remained fairly constant but less tonnage was processed and fewer silver ounces were produced resulting in dis-economies of scale. Now that the ball mill is fully operational, cash costs per ounce are projected to return to normal levels in the fourth quarter.

San Martin Silver Mine

Total production in the third quarter of 2013 was 377,816 ounces of silver equivalent, a decrease of 6% compared to the 402,798 ounces of silver equivalent produced in the second quarter of 2013, but 47% higher than the 257,688 equivalent ounces of silver produced in the third quarter of 2012.

Cash costs per ounce in the third quarter was $10.34, a decrease of 5% from compared to $10.91 in the second quarter. The decrease is cash costs were a result of higher recoveries and an increase in gold by-product production.

The Company’s expansion project at San Martin was completed in early October. Portions of the plant upgrade such as new tanks and clarifiers showed improvements in production, recoveries, and higher quality silver doré during the third quarter. The scheduled production ramp up will increase from 900 tpd to 1,200 tpd in the fourth quarter with no delays in achieving commercial production levels and qualities. Due to a decision to swap-out the older 8.5’ x 12’ ball mill for a newer, larger, and more reliable 9.5’ x 12’ ball mill, full capacity to 1,300 tpd is expected to be reached in the first quarter of 2014.

La Guitarra Silver MIne

During the quarter, total production at La Guitarra was 285,256 equivalent ounces of silver, an increase of 2% compared to the 280,744 ounces produced in the second quarter of 2013 and an increase of 20% compared to the 237,803 ounces in the third quarter of 2012, which was the first quarter of La Guitarra operations under First Majestic’s ownership.

Total cash cost per ounce in the third quarter were significantly reduced by 57% to $5.63 per ounce, compared to $13.21 per ounce in the previous quarter. As a result of a new smelting and refining agreement, the Company achieved a significant $4.49 per ounce reduction in treatment charges and transportation costs. The 57% decrease was primarily attributed to the smelting and refining costs and also an increase in gold by-product credits.

During the third quarter, production ore came from areas within the La Guitarra vein which contained higher gold grades in conjunction with lower silver grades. Looking ahead to early 2014, the average silver grade is expected to improve once production commences at the new Joya Larga structure. This new area has indicated grades ranging between 200 g/t to 350 g/t of silver.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.